UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                  SCHEDULE TO-C
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------------

                                 SIX FLAGS, INC.
                       (Name of Subject Company (Issuer))

                                  RED ZONE LLC
                       (Names of Filing Person (Offeror))

                    Common Stock, par value $0.025 per share

                         (Title of Class of Securities)

                                Daniel M. Snyder
                            21300 Redskins Park Drive
                                Ashburn, VA 20147
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                            New York, New York 10281
                                 (212) 504-5555

                            CALCULATION OF FILING FEE

       Transaction Valuation*                        Amount of Filing Fee**
--------------------------------------------------------------------------------
           Not applicable                                Not applicable

--------------

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

      [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                   Filing Party:  N/A
Form or Registration No.:  N/A                 Date Filed:  N/A

      [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

            [_]   third-party tender offer subject to Rule 14d-1.
            [_]   issuer tender offer subject to Rule 13e-4.
            [_]   going-private transaction subject to Rule 13e-3.
            [_]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                   SCHEDULE TO

Explanatory Note

      This filing relates solely to a preliminary communication made before the commencement of a proposed cash tender offer (the "Offer") by Red Zone LLC ("Red Zone") for the common stock of Six Flags, Inc. ("Six Flags"). The Revised Consent Solicitation Statement attached as Exhibit 99.1 to this Schedule TO-C was filed September 16, 2005 with the Securities and Exchange Commission.

      PLEASE NOTE: Neither the above information nor Exhibit 99.1 attached hereto constitute an offer to holders of Six Flags common stock to purchase Six Flags common stock. The Offer will be made only by means of an Offer to Purchase and related Letter of Transmittal, both of which will be filed with the Securities and Exchange Commission. When these materials become available, Six Flags stockholders should read them carefully because they will contain important information. Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and by contacting Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022.

                                  EXHIBIT INDEX

Exhibit No.                              Description
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      99.1   Consent Solicitation Statement filed by Red Zone LLC with the
             Securities and Exchange Commission on September 16, 2005